

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2010

Mr. Kenneth Hager
Chief Financial Officer
DST Systems, Inc
333 West 11th Street
Kansas City, MO 64105

> **Re:** **DST Systems, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-14036**

Dear Mr. Hager:

We have reviewed the above-referenced filings and your response letter dated June 30, 2010 and have the following comment.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed March 18, 2010), page 152

1.   We note your response to prior comment 7 regarding the competitive harm that you believe would result from disclosure of your specific EPS targets for fiscal 2009; however, we are unable to concur with your position because your analysis does not provide a specific explanation of how the disclosure of the EPS targets reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently-specific information about your future operations and strategy from the disclosure of your EPS targets to cause you competitive harm. Further, the case law you cite appears to concern the disclosure of information that would not otherwise be publicly available, while you have already disclosed actual EPS for fiscal 2009. If you are unable to provide satisfactory support for the conclusion that disclosure of EPS targets for a completed financial period reasonably threatens competitive financial harm, please disclose your EPS targets for fiscal 2009.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief